

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

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SEC FILE NUMBER
8-27208

REPORT FOR THE PERIOD BEGINNING ___January 1, 2011___ AND ENDING ___December 31, 2011___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Stanford Investment Group, Inc.

OFFICIAL USE ONLY
———————
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2570 West El Camino Real, Suite 520

(No. and Street)

Mountain View	**CA**	**94040**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Helen A. Dietz   **(650) 941-1717**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

One Market, Landmark, Suite 620	**San Francisco**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

12014774

Kw
3/31

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant*
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless this form displays a currently valid OMB control number.

KH 4/5

OATH OR AFFIRMATION

I, **Helen A. Dietz**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of **Stanford Investment Group, Inc.** as of **December 31, 2011**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

Helen A Dietz
Signature

President/CEO
Title

State of California
County of Santa Clara

Subscribed and sworn to before me
this ___ day of February 2012

Natalie Kennedy
Notary Public

This report** contains (check all applicable boxes):

☒ (a) Facing page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Operations.
☒ (d) Statement of Cash Flows.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' Equity or Members' Equity or Sole Proprietor's Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital for Broker and Dealers pursuant to Rule 15c3-1.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or control Requirements for Brokers and Dealers Under Rule 15c3-3.
☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the Securities Investor Protection Corporation Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
☒ (o) Independent auditor's report on internal control.
☐ (p) Schedule of Segregation Requirements and Funds in Segregation - Customer Regulated Commodity Futures account pursuant to Rule 171-5.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)



Report of Independent Registered Public Accounting Firm

Board of Directors
Stanford Investment Group, Inc.

We have audited the accompanying statement of financial condition of Stanford Investment Group, Inc. (the "Company") as of December 31, 2011, and the related statements of operations, stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Stanford Investment Group, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplementary information contained in Schedules I, II, III and IV required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

San Francisco, California   *Harb, Levy & Weiland LLP*
February 21, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Statement of Financial Condition
December 31, 2011

Assets

Cash, including money market accounts of $634,738	$	678,624
Commissions receivable		4,836
Prepaid expenses		37,000
Leasehold improvements and office equipment, net of accumulated depreciation of $103,031		153,941
Total Assets	$	874,401

Liabilities and Stockholders' Equity

Liabilities:

Wages and commissions payable	$	1,934
Dividends payable		192,428
Accrued vacation payable		26,322
Accrued expenses		49,631
Deferred lease incentives		74,808
Total Liabilities		345,123

Stockholders' Equity:

Common stock, no par value:		
Authorized - 500,000 shares;		
Issued and outstanding - 202,222 shares		58,100
Retained earnings		471,178
Total Stockholders' Equity		529,278
Total Liabilities and Stockholders' Equity	$	874,401

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Operations
<u>Year Ended December 31, 2011</u>

Revenues:

Investment advisory, insurance, and planning services	$ 3,497,323
Commissions	463,388
Interest income	1,312
Total Revenues	3,962,023

Expenses:

Salaries and employee benefits	2,569,444
Technology and software support	226,588
Rent	186,231
Commissions	163,911
Other operating expenses	355,244
Total Expenses	3,501,418

Income Before Income Taxes	460,605
Income Taxes	(6,752)
Net Income	$ 453,853

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Stockholders' Equity
<u>Year Ended December 31, 2011</u>

| | Common Stock | | Retained | |
	Shares	Amount	Earnings	Total
Balances, beginning of year	202,222	$ 58,100	$ 209,753	$ 267,853
Dividends	-	-	(192,428)	(192,428)
Net income	-	-	453,853	453,853
Balances, end of year	202,222	$ 58,100	$ 471,178	$ 529,278

See Accompanying Notes to Financial Statements

Stanford Investment Group, Inc.
Statement of Cash Flows
Year Ended December 31, 2011

Operating activities:

Net income	$ 453,853

Adjustment to reconcile net income to net cash
provided by operating activities:

Depreciation	17,306
Amortization of lease incentive	(1,247)
Increase in prepaid expenses	(14,055)
Decrease in commissions receivable	18,240
Decrease in wages and commissions payable	(7,295)
Increase in accrued and deferred liabilities	15,609
Total adjustments	28,558
Net cash flows provided by operating activities	482,411

Investing activities:

Purchase of leasehold improvements and office equipment	(40,544)

Financing activities:

Dividends paid	(269,546)
Net increase in cash	172,321
Cash, beginning of year	506,303
Cash, end of year	$ 678,624

See Accompanying Notes to Financial Statements

1. <u>Business and Summary of Significant Accounting Policies</u>

   <u>Business</u>

   Stanford Investment Group, Inc. (Company) was incorporated in the state of California in 1981. It is registered with the Securities and Exchange Commission (SEC) as an introducing broker-dealer and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is also registered with the SEC under the Investment Advisory Act of 1940.

   <u>Method of Accounting</u>

   The Company has prepared these financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP). The Company uses the cash method of accounting for income tax purposes.

   <u>Cash</u>

   The Company maintains its cash in bank deposit accounts with commercial banks, which at times may exceed federally insured limits. It also maintains its cash in money market accounts which is not federally insured. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash balances.

   <u>Revenue</u>

   Investment advisory fees are billed and recorded at the beginning of each quarter in accordance with the terms of the investment advisory contracts. Commission revenue is recorded on a trade-date basis as securities transactions occur.

   <u>Income Taxes</u>

   The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the Company is not subject to Federal income taxes, nor is it allowed a net operating loss carry-over or carry-back deduction. Accordingly, no provisions have been made for Federal income taxes. Instead, shareholders are taxed on their proportionate share of the Company's taxable income. The Company is subject to California franchise tax of 1.5% on taxable income, subject to an annual minimum of $800. Any temporary differences arising from recording state taxes are immaterial and accordingly, do not generate any deferred tax asset or liability. The Company could also be subject to the built-in gains tax during the first ten years of the S election if certain events occur. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2007.

1. Business and Summary of Significant Accounting Policies (continued)

    Office Equipment and Leasehold Improvements

    Office equipment and leasehold improvements are recorded at cost. Depreciation on office equipment is computed under the straight-line method using estimated useful lives of 5 to 7 years. Depreciation on leasehold improvements is computed under the straight-line method using the remaining life of the lease at the time the improvements are placed in service.

    Deferred Lease Incentives

    Lease incentives are amortized over the life of the lease.

    Use of Estimates

    Financial statements prepared in accordance with accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Such estimates and assumptions could change in the future as more information becomes known, which could impact the amounts reported and disclosed herein.

2. Net Capital Requirements

    The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company had net capital of $334,617, which was $314,102 in excess of its required net capital of $20,515. The Company's net capital ratio was .919 to 1.

3. Retirement Plan

    The Company has a 401(k) retirement plan covering all eligible employees. An employee's eligibility begins immediately and the employer contributions to the plan consist of matching the employee's contributions as well as an option to make a discretionary company contribution to be allocated in proportion to compensation. Employer contributions made to the plan totaled $74,934 for the year.

4.   Lease Commitments

The Company leases its office facilities under a long term operating lease. On, and effective, January 1, 2011, the Company negotiated new lease terms with the landlord that will expire on December 31, 2016. Included in lease expense is an estimate of the Company's pro-rata share of the building's operating and maintenance expenses. Future minimum payments under the operating lease are as follows:

Years Ending December 31,

2012	$ 168,000
2013	181,000
2014	181,000
2015	194,000
2016	207,000
	$ 931,000

5.   Related Party Transactions

Robert E. Gee, a co-founder and registered representative, was named to the Board of Directors on January 10, 2011. Mr. Gee is also a director, officer and shareholder of BRG Energy, Inc., and a member of BRG Petroleum LLC (collectively BRG). BRG offers oil and gas investment programs through the Company and other broker-dealers. The Company earned $332,500 in commissions from the BRG Oil and Gas Investment Program in 2011.

6.   Supplemental Disclosure of Cash Flow Information

Cash paid during the year for income taxes was $6,047.

7.   Subsequent Events

Management evaluated subsequent events through February 21, 2012, the date these financial statements were available to be issued. With the exception of the matter described below, there were no material subsequent events that required disclosure in these financial statements.

During the period January 1, 2012 to February 21, 2012, the Company distributed $192,428 to the stockholders.

SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: Stanford Investment Group, Inc.   as of   December 31, 2011

1. Total ownership equity from Statement of Financial Condition..	$ 529,278	3480	
2. Deduct ownership equity not allowable for Net Capital...	( )	3490	
3. Total ownership equity qualified for Net Capital..	529,278	3500	
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital...............		3520	
B. Other (deductions) or allowable credits (List)...		3525	
5. Total capital and allowable subordinated liabilities..	$ 529,278	3530	

6. Deductions and/or charges:

A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)...	193,843	3540		
B. Secured demand note delinquency...		3590		
C. Commodity futures contracts and spot commodities – proprietary capital charge.		3600		
D. Other deductions and/or charges.................................		3610	(193,843)	3620
7. Other additions and/or allowable credits (List).......................................				3630
8. Net capital before haircuts on securities positions..			335,435	3640

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):

A. Contractual securities commitments..		3660		
B. Subordinated securities borrowings..		3670		
C. Trading and investment securities:				
1. Exempted Securities.......................................		3735		
2. Debt securities..		3733		
3. Options.......................................		3730		
4. Other securities.......................................		3734		
D. Undue Concentration..		3650		
E. Other (List)..	818	3736	(818)	3740
10. Net Capital...			$ 334,617	3750

OMIT PENNIES

Notes:
Non-allowable assets:

Commissions receivable	$	2,902
Prepaid expenses		37,000
Leasehold improvements and office equipment, net		153,941
	$	193,843

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: <u>Stanford Investment Group, Inc.</u>   as of   <u>December 31, 2011</u>

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)..	$	20,515	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)...	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	20,515	3760
14. Excess net capital (line 10 less 13)...	$	314,102	3770
15. Net capital less greater of 10% of line 19 or 120% of line 12.....................................	$	303,845	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition.................................			$	307,719	3790
17. Add:					
A. Drafts for immediate credit..	$	3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited...	$	3810			
C. Other unrecorded amounts (List)..	$	3820			3830
19. Total Aggregate indebtedness..			$	307,719	3840
20. Percentage of aggregate indebtedness to net capital (line 19 / line 10)...........................				91.9%	3850
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d).........................					3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits...		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)...		3880
24. Net capital requirement (greater of line 22 or 23)..		3760
25. Excess capital (line 10 or 24)...		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000........................		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
    1. Minimum dollar net capital requirement, or
    2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and   partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

Stanford Investment Group, Inc.
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

Stanford Investment Group, Inc.
Information Relating to the Possession
Or Control Requirements Under Rule 15c3-3
December 31, 2011

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

Stanford Investment Group, Inc.
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
December 31, 2011

1. Reconciliation of Computation of Net Capital to Respondent's Computation

    There are no differences between the computation as per Schedule I and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2011.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computations

    The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.



Board of Directors
Stanford Investment Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Stanford Investment Group, Inc. (the "Company"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com ■ www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control exists* when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

San Francisco, California   Hank, Levy & Weiland LLP
February 21, 2012



Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

To the Board of Directors of Stanford Investment Group, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation to the Securities Investor Protection Corporation ("Form SIPC-7") for the year ended December 31, 2011, which were agreed to by Stanford Investment Group, Inc. ("SIG") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating SIG's compliance with the applicable instructions of the Form SIPC-7. SIG's management is responsible for SIG's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries in the general ledger and cash register noting no differences;

2. Compared amounts reported on the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting no differences;

3. Compared adjustments reported in Form SIPC-7 with supporting schedules and working papers for mutual fund shares and insurance income earned on customer security accounts and other revenue not related to the securities business noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy & Weiland LLP

San Francisco, California
February 21, 2012

One Market, Landmark, Suite 620, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com   ■   www.hlwcpa.com

Harb, Levy & Weiland LLP is a member of Nexia International, a worldwide network of independent accounting and consulting firms.

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation
For the fiscal year ended __December__ , 20 11
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

> 027208 FINRA DEC
> STANFORD INVESTMENT GROUP INC   11*11
> 2570 W EL CAMINO REAL STE 520
> MOUNTAIN VIEW CA 94040-1315

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

_____

2. A. General Assessment (item 2e from page 2) $ __8,801__

   B. Less payment made with SIPC-6 filed (exclude interest)   (__4,380__)

      __4,380.29 paid 7/28/2011__
      Date Paid

   C. Less prior overpayment applied   (__-0-__)

   D. Assessment balance due or (overpayment)   __4,421__

   E. Interest computed on late payment (see instruction E) for_____days at 20% per annum   __-0-__

   F. Total assessment balance and interest due (or overpayment carried forward) $ __4,421__

   G. PAID WITH THIS FORM:
      Check enclosed, payable to SIPC
      Total (must be same as F above) $ __4,421__

   H. Overpayment carried forward $(__-0-__)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

_____

_____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Stanford Investment Group, Inc.
(Name of Corporation, Partnership or other organization)

Lisa M. Basner
(Authorized Signature)

Dated the __10TH__ day of __February__ , 20 __12__ .

CFO & CCO-RM
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning *Jan 1* , 20 11
and ending *Dec 31* , 20 11

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)　　　　$ 3,962,022

2b. Additions:

    (1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.　　　-0-

    (2) Net loss from principal transactions in securities in trading accounts.　　　-0-

    (3) Net loss from principal transactions in commodities in trading accounts.　　　-0-

    (4) Interest and dividend expense deducted in determining item 2a.　　　-0-

    (5) Net loss from management of or participation in the underwriting or distribution of securities.　　　-0-

    (6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.　　　-0-

    (7) Net loss from securities in investment accounts.　　　-0-

        Total additions　　　-0-

2c. Deductions:

    (1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.　　　109,210

    (2) Revenues from commodity transactions.　　　-0-

    (3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.　　　-0-

    (4) Reimbursements for postage in connection with proxy solicitation.　　　-0-

    (5) Net gain from securities in investment accounts.　　　-0-

    (6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.　　　-0-

    (7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).　　　-0-

    (8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

        BRG 2011-1 Oil and Gas Program　　　332,500

        (Deductions in excess of $100,000 require documentation)

    (9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income.　　$ -0-

        (ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960).　　$ -0-

        Enter the greater of line (i) or (ii)　　　-0-

        Total deductions　　　441,710

2d. SIPC Net Operating Revenues　　　$ 3,520,312

2e. General Assessment @ .0025　　　$ 8,801

        (to page 1, line 2.A.)